

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 13, 2007

Mr. Howard Herman
Chief Financial Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

> **Re:** **Visual Management Systems, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended February 28, 2007**
> **Filed May 18, 2007**
> **Form 10-QSB for Fiscal Quarter Ended May 31, 2007**
> **Filed July 23, 2007**
> **Form 8-K/A**
> **Filed August 8, 2007**
> **File No. 333-133936**

Dear Mr. Herman:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended February 28, 2007

Controls and Procedures, page 27

1.   You disclose that "Disclosure controls are controls and other procedures that are
        designed to ensure that information that we are required to be disclosed in the
        reports we file pursuant to the Securities Exchange Act of 1934 is recorded,
        processed, summarized and reported." Please note that the definition in Rule 13a-
        15(e) is more comprehensive than that included in your disclosure. Specifically,
        the term disclosure controls and procedures "means controls and procedures of an
        issuer that are designed to ensure that information required to be disclosed by the
        issuer in the reports that it files or submits under the Act is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's
        rules and forms. Disclosure controls and procedures include, without limitation,
        controls and procedures designed to ensure that information required to be
        disclosed by an issuer in the reports that it files or submits under the Act is
        accumulated and communicated to the issuer's management, including its
        principal executive and principal financial officers, or persons performing similar
        functions, as appropriate to allow timely decisions regarding required disclosure."
        Your officer's conclusion does not state whether your disclosure controls and
        procedures are effective at accomplishing these items. Please revise your
        officer's conclusion to state whether your disclosure controls and procedures are
        effective at accomplishing all of the items included within the definition of
        disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange
        Act. This comment also applies to your Form 10-QSB for the fiscal quarter ended
        May 31, 2007.

Exhibits 31.1 and 31.2

2.   We note that the wording of your certification pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the
        Act. In this regard, there is no provision for your certifying officer to identify the
        position held with the Company in the first line of the certification or to
        specifically refer to the report as "annual" or "quarterly." Please refer to FAQ 11
        within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 –
        Frequently Asked Questions, located at
        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of
        Regulation S-K for the exact text of the required Section 302 certification and
        amend your exhibits as appropriate. This comment also applies to the
        certifications attached to your Form 10-QSB for the fiscal quarter ended May 31,
        2007.

Form 8-K/A filed August 8, 2007

Pro Forma Financial Information, page 39

3.   We are unable to locate the pro forma financial information giving effect to the merger of Visual Management Systems Holding, Inc. and VMS Acquisition Corp., referenced to Exhibit 99.3. Please file or otherwise advise where such information is provided. Please also confirm, if true, that this pro forma information gives effect to the reverse merger between Visual Management Systems, Inc. (formerly known as Wildon Productions Inc.) and Visual Management Systems Holding, Inc. and its wholly owned subsidiary or otherwise advise.

Exhibit 99.1

6. Stock Purchase Warrants, page 16

4.   We note your statement that "Subsequent to December 31, 2006, all outstanding warrants were converted into shares of the Company's common stock. The conversion was induced by management through a 2-for-1 share offering." Please tell us how you accounted for this transaction. As part of your supplemental response, please address your consideration of the guidance in paragraph 51 of FAS 123R regarding the modification of awards of equity instruments.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief